Exhibit 99.2

PETAQUILLA MINERALS LTD.

For the Years Ended May 31, 2012 and 2011

Management’s Discussion and Analysis
Of Financial Condition and Results of Operations

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Petaquilla Minerals Limited (“PTQ” or the “Company”) reports the financial results for the year ended May 31, 2012 which have been prepared on the basis of available information up to August 29, 2012. Management’s discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes thereto of the Company, as at and for the year ended May 31, 2012 and year ended May 31, 2011.

The Company has consistently applied the same accounting policies in its opening IFRS (International Financial Reporting Standards) statement of financial position at June 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 33 to the audited consolidated financial statements for the year ended May 31, 2012 describes the effect of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended May 31, 2011.

Management’s discussion and analysis provides a review of the performance of PTQ’s business and compares its performance for the year ended May 31, 2012 with the year ended May 31, 2011.

FORWARD-LOOKING STATEMENTS

Certain statements in this Management’s Discussion and Analysis (“MD&A”) constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, among others, statements concerning the Company's future objectives, measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of construction, gold production and capital expenditure costs. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", “is targeted”, "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.

NON-IFRS PERFORMANCE MEASURES

The Company has included the non-IFRS performance measures unit cash cost per ounce of gold equivalent sold, earnings before interest, tax, depreciation and amortization (“EBITDA”), operating margin, and working capital. These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared using IFRS. More specifically, Management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold, (ii) the trend in costs as the mine matures, (iii) an internal benchmark of performance to allow for comparison against other mines (iv) the ability of the Company to generate earnings associated with positive cash flows and (v) the Company’s ability to settle liabilities due within one year.

Cash cost per ounce of gold equivalent sold includes mine site operating costs such as mining, processing, administration, information technology, safety, health, environment management and by product credits from the sale of silver and aggregates but is exclusive of amortization, depletion, reclamation, capital costs, exploration costs, royalties and corporate administration costs.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Subject to certain transition elections disclosed in Note 33 to the consolidated financial statements, the accounting policies have been consistently applied in our opening IFRS balance sheet as at June 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 33 discloses the impact of the transition to IFRS on the statements of financial position, operations and comprehensive income (loss) and cash flows, including the nature and effect of significant changes in accounting policies from those used in the consolidated financial statements for the year ended May 31, 2011.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

In preparing its consolidated statements of financial position in accordance with IFRS, the Company has adjusted amounts previously reported in financial statements prepared in accordance with Canadian GAAP. For reconciliation of equity, income (loss) and comprehensive income (loss) for comparative periods reported under previous GAAP and an explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows see Note 33 to the consolidated financial statements for the year ended May 31, 2012.

OVERALL PERFORMANCE

Executive Highlights

Year ended May 31, 2012:

  Net income at $22.4 million, increased by 683% compared to fiscal 2011.

  Gold production at 68,002 ounces, increased by 22% compared to fiscal 2011.

  Gold equivalent production at 69,503 ounces, increased by 23% compared to fiscal 2011.

  Gold stockpiled at 95,897 ounces, increased by 282% compared to fiscal 2011.

  Revenue at $94.3 million increased by 32% compared to fiscal 2011.

  Cash cost per ounce of gold equivalent sold at $574, decreased by 8% compared to fiscal 2011.

  Operating margin at $34.9 million, increased by 74% compared to fiscal 2011.

  EBITDA at $24 million, increased by 289% compared to fiscal 2011.

  Fourth ball mill for expansion of plant capacity at Molejon Mine has arrived at site and its assembly has been started.

  PDI has commissioned its new Metso Crusher 125 mobile crushing system, which has increased PDI Panama’s aggregate production and in-pit crushing operations by approximately 10,000 tons per day.

  Lomero-Poyatos project: Environmental, technical and economic permits have been approved by the Andalusian Autonomous Government.

Three months ended May 31, 2012:

  Net income at $4 million, decreased by 10% and 82% compared to previous quarter and the same period of fiscal 2011, respectively.

  Gold production at 17,725 ounces, increased by 25% and 6% compared to previous quarter and the same period of fiscal 2011, respectively.

  Gold equivalent production at 18,122 ounces, increased by 26% and 5% compared to previous quarter and the same period of fiscal 2011, respectively.

  Revenue at $24.0 million increased by 27% and 15% compared to previous quarter and the same period of fiscal 2011, respectively.

  Cash cost per ounce of gold equivalent sold at $612, decreased by 1% and increased by 15% compared to previous quarter and the same period of fiscal 2011, respectively.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  Operating margin at $8.1 million, increased by 29% and 2% compared to previous quarter and the same period of fiscal 2011, respectively.

  EBITDA at $2.3 million, decreased by 37% and 52% compared to previous quarter and the same period of fiscal 2011, respectively.

Business Overview

The Company is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and selected acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. The Company received its operating permit from the Government of Panama on November 18th, 2009, authorizing the Company to proceed to commercial production of its 100% owned Molejon deposit. The Company achieved commercial production on January 8th, 2010, after having run its operations at an average of 70% of its normal capacity for a consecutive period of 30 days. We are currently completing a plant capacity expansion at the Molejon Mine, which we expect will enable us to increase our gold equivalent ounces produced at the Molejon Mine to approximately 95,000 to 105,000 ounces for the fiscal year ending May 31, 2013.

On August 31, 2011, at a Special Meeting of the Shareholders of the Company, a majority of the Company’s shareholders approved the acquisition of Iberian Resources Corp. ("Iberian") (the "Acquisition"). Iberian owns 100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. The Lomero-Poyatos Project is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”). In May 2012, an independent consultant completed a technical report that reviewed and verified the resource base at Lomero-Poyatos Mine. According to Lomero-Poyatos NI 43-101 Report, the Lomero-Poyatos Mine contains an estimated inferred mineral resource of 6.07Mt averaging 4.25 g/t of gold and 88.74 g/t of silver.

Environmental, technical and economic permits have been approved by the Andalusian Autonomous Government and the Company is presently awaiting administrative authorization to commence operations at Lomero-Poyatos Project. Upon receipt of governmental approval, and closing of the high yield debt offering, announced by the Company during the first quarter of fiscal 2013, we expect to commence mining at Lomero-Poyatos Mine in November 2012, with the objective of initiating commercial on-site production by May 31, 2014. During the second quarter of fiscal 2013, has been planned to start dewatering of galleries, construction of a water treatment plant, and the initiation of development drilling.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

OPERATING PERFORMANCE
	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
	2012	2012	2012	2012	2012	2011	2011	2011	2011	2011

Gold mined – oz	31,590	36,304	37,056	33,203	138,153	25,302	18,566	24,330	17,963	86,161

Gold stockpiled – oz (*)	95,897	84,572	63,878	43,213	95,897	25,088	14,618	9,803	7,216	25,088

Gold produced – oz	17,725	14,163	18,100	18,014	68,002	16,735	12,825	15,268	10,738	55,566

Gold equivalent produced – oz	18,122	14,427	18,496	18,458	69,503	17,240	13,020	15,451	10,864	56,575

Gold equivalent sold – oz	15,546	13,040	16,297	17,987	62,870	14,843	14,064	13,320	12,390	54,617

Average realized gold price ($/oz)	$1,617	$1,622	$1,717	$1,600	$1,640	$1,472	$1,377	$1,328	$1,206	$1,348

Cash cost per ounce of gold equivalent sold ($/oz)	$612	$616	$546	$537	$574	$525	$627	$640	$729	$625
(*) Total ounces of gold stockpiled as at the end of each period.

During the last quarter of fiscal 2012, gold equivalent produced at 18,122 ounces increased by 26% compared to previous quarter and 5% compared to the same period of previous fiscal 2011. Gold equivalent produced during the entire fiscal 2012 at 69,503 ounces increased by 23% compared to fiscal 2011.

Cash cost per ounce of gold equivalent sold at $574 for fiscal 2012 decreased 8% compared to fiscal 2011, mainly due to the 15% increase gold equivalent sold between both fiscal years.

Gold mined during fiscal 2012 equaled 138,153 ounces contributing to reach 95,897 stockpiled gold ounces as part of the Company's plans to increase gold production at its Molejon gold mine. During fiscal 2012 the Company initiated its on/off leach operation with the leaching of a pad containing approximately 40,000 tons of ore and the construction of a second leach pad with a capacity of 300,000 tons of ore. In this regard, during fiscal 2012 gold production derived from on/off leach operation reached approximately 300 gold ounces. Production through the on/off leach operation, is expected to progressively increase to 1,500 ounces, monthly, during the second half of fiscal 2013.

During the last quarter of fiscal 2012 gold equivalent sold increased by 19% compared to previous quarter. For the year ended May 31, 2012 it has increased by 15% compared to fiscal 2011. Revenue for the year ended May 31, 2012 reached a total of $94.3 million, an increase of 32% compared to fiscal 2011. Cash cost per ounce of gold equivalent sold for the year ended May 31, 2012 was at $574, representing a reduction of 8% compared to fiscal 2011 and staying within the range of $550-$600 as the Company had previously anticipated.

Pre-stripping activities at the mine have progressed during the fourth quarter of fiscal 2012 and were in line with the updated mine plan. Total pre-stripping work, which has been divided into five stages, will provide access to 4,100,000 tons of ore representing approximately 261,000

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

ounces of contained gold for the simultaneous feeding of the processing plant and the on/off leach operation. As of the end of fiscal 2012, stages one through three of the pre-stripping plan have been completed and stages four through five are in progress. As a result, as of the end of fiscal 2012, approximately 105,000 contained gold ounces have been mined and partly processed or stockpiled for future production.

Construction of tailings pond #1 progressed significantly during fiscal 2012 and the construction of a third tailings pond has been initiated in parallel with the final stages of completion of tailings pond #1. Tailings pond #2 was commissioned during last fiscal 2011.

As part of the planned expansion of the Company’s production system at its Molejon Gold Mine facility, during third quarter of fiscal 2012, the Company’s infrastructure subsidiary, Panama Desarrollo de Infraestructuras S.A. (“PDI Panama”), commissioned its new Metso Crusher 125 mobile crushing system, which has increased PDI Panama’s aggregate production and in-pit crushing operations by approximately 10,000 tonnes per day during the fourth quarter of fiscal 2012. This additional crushing capacity supports the expansion of the Molejon Gold Plant with a fourth ball mill, which has arrived to site and currently is being assembled. With the addition of this fourth ball mill plus two additional leach tanks and two additional Carbon-in-Pulp tanks, throughput will increase beginning in the second quarter of fiscal 2013, during which Petaquilla anticipates the additional 1,000 tpd processing capacity to result in approximately 30% of increase in monthly gold equivalent production and bringing total processing capacity to approximately 4,000 tpd.

During the year ended May 31, 2012, PDI Panama has also received additional heavy equipment through its facilities with Global Bank and Caterpillar and is currently providing the Company’s Molejon gold mining operations with an increased daily mining rate of 40,000 tonnes.

During the year ended May 31, 2012, the Company put its plans in place to spin-out Panama Development and Infrastructure Ltd. (“PDI”) from its operations and distribute to its shareholders, one share of PDI for every four shares of Petaquilla held by the shareholders. The completion of the transaction is subject to the regulatory and shareholder approval and is expected to take place in the first half of fiscal 2013.

During the last quarter of fiscal 2012, the Company closed a Convertible Loan Agreement (the “Loan Agreement”) and a Forward Silver Purchase Agreement (the “Silver Agreement”) with Deutsche Bank AG (“Deutsche Bank”), in the amount of CAD$6,000,000 and $11,300,000, respectively. The principal portion of the Loan Agreement is convertible at Deutsche Bank’s option into common shares of the Company at a conversion price of CAD$0.6121. Pursuant to the Silver Agreement, the Company will deliver 525,500 ounces of silver to Deutsche Bank over a five year term and the Company will receive an additional cash payment for silver pricing above $25 per ounce, up to a maximum of $30 per ounce. A portion of the net proceeds from the Silver Agreement has been used to pay out the Company’s previously outstanding Notes and Convertible Notes. This complete redemption of Notes and Convertible Notes will reduce the Company’s interest costs by $10 million annually. Remaining net proceeds have funded the completion of the expansion of the Molejon Gold Plant and a drilling program at the

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Company’s Lomero-Poyatos concession to re-categorize mineral resources from the inferred classification to measured and indicated and reserves.

As of May 31, 2012, the Company has delivered 16,200 ounces of silver under the terms of the Silver Agreement and has an obligation to deliver 509,300 ounces in future periods.

During the quarter ended May 31, 2012, the Company delivered 3,705 ounces of gold to Deutsche Bank, in accordance with the terms of the Forward Gold Purchase Agreement signed on September 23, 2010, and has an obligation to deliver 49,455 ounces in future periods.

The following table provides a reconciliation of cash costs per ounce of gold equivalent sold to total cost of sales per the consolidated financial statements:

	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
	2012	2012	2012	2012	2012	2011	2011	2011	2011	2011
Production costs ($’000)	12,388	9,419	10,708	11,549	44,064	9,221	10,115	9,745	10,076	39,157
Less Royalties ($’000)	(1,623)	(1,384)	(1,812)	(1,898)	(6,717)	(1,433)	(1,301)	(1,222)	(1,039)	(4,995)
Less Cost Associated to JV Meco/PDI ($’000)	(1,249)	-	-	-	(1,249)	-	-	-	-	-
Cash operating costs ($’000)	9,516	8,035	8,896	9,651	36,098	7,788	8,814	8,523	9,037	34,162
Gold equivalent sold (oz)	15,546	13,040	16,297	17,987	62,870	14,843	14,064	13,320	12,390	54,616
Cash cost per ounce of gold equivalent sold ($/oz)	$612	$616	$546	$537	$574	$525	$627	$640	$729	$625

SELECTED FINANCIAL INFORMATION

Key Financial Data	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
(000’s)	2012	2012	2012	2012	2012	2011	2011	2011	2011	2011

Revenue	$23,978	$18,832	$25,311	$26,177	$94,298	$20,928	$18,682	$17,371	$14,728	$71,709

Operating margin	8,138	6,330	10,630	9,836	34,934	8,005	5,474	4,726	1,836	20,041

Net income (loss)	4,047	4,507	8,897	4,969	22,420	22,306	2,922	(23,333)	(5,738)	(3,843)

EBITDA	2,259	3,607	7,362	10,815	24,043	4,277	3,349	(1,510)	66	6,182

Working capital (deficit)	(41,775)	(43,491)	(31,033)	(27,136)	(41,775)	(23,849)	(25,086)	(47,274)	(29,188)	(23,849)

Long term liabilities	49,727	55,012	68,089	73,765	49,727	74,946	82,642	80,821	84,976	74,946

Total Liabilities	130,322	124,004	122,672	120,670	130,322	118,335	120,140	139,661	120,440	118,335

Cash position	11,962	9,781	12,540	11,626	11,962	11,905	9,738	8,460	3,141	11,905

Total Assets	$186,251	$179,214	$175,873	$135,966	$186,251	$128,733	$106,768	$97,453	$89,649	$128,733

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Following is showed reconciliation between the Net income (loss) and the EBITDA for each of the periods disclosed within the previous selected financial information.

Key Financial Data	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
(000's)	2012	2012	2012	2012	2012	2011	2011	2011	2011	2011

Net income (loss)	$4,047	$4,507	$8,897	$4,969	$22,420	$22,306	$2,922	$(23,333)	$(5,738)	$(3,843)

Finance income (expense), net	1,363	499	151	161	2,174	400	(467)	419	182	534

Non-operating income (expenses)	(6,603)	(4,482)	(5,659)	893	(15,851)	(22,131)	(2,099)	18,404	2,807	(3,019)

Depreciation & amortization	3,452	3,083	3,973	4,792	15,300	3,702	2,993	3,000	2,816	12,511

EBITDA	2,259	3,607	7,362	10,815	24,043	4,277	3,349	(1,510)	67	6,183

During the fourth quarter of fiscal 2012 a net income of $4 million was recorded, representing a decrease of 10% compared to the previous period of fiscal 2012. Actual net income for the year ended May 31, 2012, at $22.4 million, increased by 683% compared to fiscal 2011. This significant improvement was due mainly to higher gold prices combined with higher gold equivalent sold (15%) and a reduction in the cost of sales per ounce (8%). During the same period the operating margin of the Company, at $34.9 million, improved by 74% compared to fiscal 2011.

Revenue for fiscal 2012 at $94.3 million increased by 32% compared to fiscal 2011. This increase is mainly due to an improvement of 15% in gold equivalent sold, obtaining an average realized gold price of $1,640 against $1,348 during fiscal 2011. In addition, during fiscal 2012 PDI, our infrastructure company, entered into a joint venture agreement with Constructora Meco S.A. for the construction of a by-pass road for Minera Panama S.A. PDI has 40% interest in the Joint Venture. As of May 31, 2012 PDI has recognized revenue of $1.4 million in connection with this agreement.

From a financial perspective, cash position as of the end of fiscal 2012 increased by $2.2 million to $12.0 million, compared to $9.8 million as of the end of previous quarter of fiscal 2012. During the year ended May 31, 2012, cash flow from operations was positive $21.9 million. Positive cash flows during fiscal 2012 have been applying mainly to funding investments in mineral properties, plant and equipment with the objective to increase gold production. During the year ended May 31, 2012, gold equivalent production increased by 23% compared to fiscal 2011 and gold stockpiled for on/off leach operation increased by 282% compared to fiscal 2011.

Total assets of the Company as of the end of fiscal 2012, at $186.3 million, increased by 45% compared to those at the end of fiscal 2011. This increase is derived mainly from the capitalization of costs related to the stockpile of gold that is going to be processed through the on/off leach operation and the effect of the incorporation of the assets of Iberian Resources

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Corp., as it has been disclosed in Note 11 to the audited consolidated financial statements for the year ended May 31, 2012.

RESULTS OF OPERATIONS

The Company’s audited consolidated financial statements for the year ended May 31, 2012, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boards (“IASB”) and all amounts are expressed in United States dollars unless otherwise indicated.

The operating results of PTQ reflect its ongoing administrative costs, net of interest and other income, revenues from the sale of gold and construction contracts performed by PDI, production and operating expenses and amortization and depletion. Commercial production at the Molejon Gold mine commenced on January 8, 2010.

SUMMARY OF RESULTS ($’000)
	2012	2012	2012	2012	Total	2011	2011	2010	2010	Total
	May 31	Feb 29	Nov 30	Aug 31	2012	May 31	Feb 28	Nov 30	Aug 31	2011
	Q4	Q3	Q2	Q1		Q4	Q3	Q2	Q1

Revenues	23,978	18,832	25,311	26,177	94,298	20,928	18,682	17,371	14,728	71,709
Cost of sales	(12,388)	(9,419)	(10,708)	(11,549)	(44,064)	(9,221)	(10,115)	(9,745)	(10,076)	(39,157)
Depletion and amortization	(3,452)	(3,083)	(3,973)	(4,792)	(15,300)	(3,702)	(3,093)	(2,900)	(2,816)	(12,511)

Operating Margin	8,138	6,330	10,630	9,836	34,934	8,005	5,474	4,726	1,836	20,041

General and administrative	(6,432)	(2,339)	(3,492)	(1,966)	(14,229)	(2,664)	(2,620)	(2,822)	(1,982)	(10,088)
Donations and community relations	(621)	63	(640)	(345)	(1,543)	(1,392)	(242)	(43)	(30)	(1,707)
Exploration and evaluation costs	(2,232)	(3,477)	(2,824)	(1,372)	(9,905)	(2,644)	(1,949)	(2,351)	(2,325)	(9,269)
Share-based payments	(48)	(53)	(284)	(130)	(515)	(220)	(495)	(32)	(172)	(919)
Other operating expenses	-	-	-	-	-	(110)	(212)	(3,988)	(76)	(4,386)
Earnings (loss) from Operations	(1,195)	524	3,390	6,023	8,742	975	(44)	(4,510)	(2,749)	(6,328)

Finance expense, net	(1,362)	(499)	(151)	(162)	(2,174)	(400)	467	(419)	(182)	(534)
Non-operating (expenses) income	6,604	4,482	5,658	(892)	15,852	21,731	2,499	(18,404)	(2,807)	3,019

Net income / (loss)	4,047	4,507	8,897	4,969	22,420	22,306	2,922	(23,333)	(5,738)	(3,843)

Earnings / (loss) per share – basic and diluted	$0.02	$0.02	$0.03	$0.03	$0.10	$0.15	$0.02	$(0.18)	$(0.05)	$(0.03)

RESULTS OF OPERATIONS - FOR THE YEAR ENDED MAY 31, 2012 COMPARED TO THE YEAR ENDED MAY 31, 2011

Operating Margin

During the year ended May 31, 2012 operating margin was $34.9 million compared to $20 million obtained during fiscal 2011. This improvement of 74% in the operating margin was due to the following reasons:

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  Gold sales and cost of sales

During the year ended May 31, 2012 gold equivalent sales totaled 62,870 ounces, corresponding to an increase of 15% compared with the same period of fiscal 2011 (54,616 ounces). Gold sales and cost of sales were $94.3 million and $44.1 million, respectively, corresponding to an average sales price of $1,640 and cost of sales per ounce of $574. These figures represent an increase of 22% in average sales price compared to the same period of previous fiscal 2011 ($1,348) and a decrease of 8% in average cost of sales per ounce for the same period ($625).

  Amortization and depletion

Amortization of production equipment and depletion of mineral properties was $15.3 million for the year ended May 31, 2012 compared to $12.5 million for the same period of fiscal 2011. The increase by 22% was mainly due to the acquisition of new equipment for Molejon Gold Mine and PDI Panama and in addition to the 22% increase in gold produced that originated a higher depletion charge of the mineral properties compared to the same period of fiscal 2011.

Earnings (loss) from Operations

During the year ended May 31, 2012 Earnings from Operations at $8.7 million increased by 238% compared to the same period of fiscal 2011, mainly due to a 74% increase in Operating Margin and due to a 1% decrease in expenses. The mentioned decrease in expenses was largely due to:

  A decrease of $2.5 million and $1.9 million in other operating expenses related to professional fees in connection with the Forward Gold Purchase Agreement signed with Deutsche Bank in fiscal year 2011 and transaction fees on a private placement, respectively.

The mentioned decrease was offset by:

  An increase of $4.1 million in general and administrative expenses. General and administrative expenses were $14.2 million for the year ended May 31, 2012 compared to $10.1 million for the same period of fiscal 2011. This increase was mainly due to an increase of $0.9 million in accounting and legal fees, $0.5 million in investor relationship activities, $1.1 million in wages & benefits and $0.9 million in office administration expenditures.

Net income (loss)

Net income for the year ended May 31, 2012 increased by 683% to $22.4 million compared to a net loss of $(3.8) million for the same period of fiscal 2011. Following is a variance analysis showing the main reasons for this increase:

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

		Variance
		($ millions)%
Net loss for the year ended May 31, 2011		(3.8)	-
●	Increase in Operating Margin	14.9	74%
●	Decrease in Expenses	0.2	(1%)
●	Increase in Finance expense, net	(1.6)	307%
●	Increase in Other non-operating income (expenses) (*)	12.7	425%
Net income for the year ended May 31, 2012		22.4	683%

(*) The increase in other non-operating income (expenses) during the year ended May 31, 2012 was mainly due to the decrease of $10.7 million in the mark to market valuation of warrants denominated in other currencies than United State Dollars and the decrease of $5.0 million in the mark to market valuation of the secure notes and convertible secure notes of the Company. In Note 21 to the Consolidated Financial Statements a breakdown of Other non-operating income (expenses) account has been disclosed.

Cash Flow

Operating Activities

Net cash flow from operations during the year ended May 31, 2012 amounted to $11 million, before considering the inflow of $10.8 million from the presale of silver in accordance with the forward silver purchase agreement signed with Deutsche Bank in March 2012 (Note 17 to the consolidated financial statements for the year ended May 31, 2012).

This compares to a net cash flow from operations of $0.9 million during the same period of fiscal 2011, before considering the inflow of $45 million from the presale of gold in accordance with the forward gold purchase agreement signed with Deutsche Bank during the year ended May 31, 2011 (Note 17 to the consolidated financial statements for the year ended May 31, 2011). This increase in cash flow generated from operations is attributable to the improvement in the operational performance during the year ended May 31, 2012 compared to same period of fiscal 2011.

Financing Activities

There was a net cash outflow of $1.2 million from financing activities during the year ended May 31, 2012. This compares to a net cash outflow of $22.8 million during the same period of fiscal 2011.

During the year ended May 31, 2012 an outflow of $7.3 million was applied to the repayment of secured notes and $3.2 million was applied to the payment of capital lease obligations and long-term debt incurred to acquire equipment for Petaquilla Gold S.A. and PDI Panama, both Panamanian subsidiaries. In addition, a total inflow of $10.4 million from new bank and convertible loans which were obtained during the year (Note 15 to the consolidated financial statements for the year ended May 31, 2012).

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

In addition, $1.2 million has been applied to the repurchase of treasury shares in accordance with the Normal Course Issuer Bid approved by the Toronto Stock Exchange permitting the Company to purchase up to 17,000,000 common shares.

Investing Activities

There was a net cash outflow of $24.4 million for the year ended May 31, 2012, compared to a net cash outflow of $20.3 million for the same period of fiscal 2011.

Investment in mineral properties, plant & equipment was $(18.9) million for the year ended May 31, 2012 compared to $(15.3) million for the same period of fiscal 2011. In addition, $5.0 million has been applied to deposits for equipments compared to $2.7 million incurred during the same period of fiscal 2011.

RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED MAY 31, 2012 COMPARED TO THE THREE MONTHS ENDED MAY 31, 2011

Operating Margin

During the three months ended May 31, 2012, operating margin was $8.1 million compared to $8 million obtained during the same period of fiscal 2011. This increase of 2% in the operating margin was due to the following reasons:

  Gold sales and cost of sales

During the fourth quarter of fiscal 2012, 15,546 ounces of gold equivalent were sold, corresponding to an increase of 5% compared with the fourth quarter of fiscal 2011 (14,843 ounces). Gold sales and cost of sales were $24 million and $12.4 million, respectively, corresponding to an average quarterly sales price of $1,617 and cost of sales per ounce of gold sold of $612. These figures represent an increase of approximately 10% in average realized gold price compared to the same period of fiscal 2011 ($1,472) and 17% in cash cost per ounce of gold equivalent sold for the same period of fiscal 2011 ($525). The increase by 10% in sales prices, combined with a 5% increase in ounces of gold equivalent sold, were offset by a 17% increase in cash cost per ounce of gold sold, leaving the operating margin for the fourth quarter of fiscal 2012 in a similar level than the same period of fiscal 2011.

  Amortization and depletion

Amortization of production equipment and depletion of mineral properties was $3.5 million for the three months ended May 31, 2012 compared to $3.7 million for the same period of fiscal 2011.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Net income (loss)

Net income for the three months ended May 31, 2012 decreased by 82% to $4.0 million compared to $22.3 million for the same period of fiscal 2011. Following is a variance analysis showing the main reasons for this increase:

		Variance
		($ millions)%
Net income for the three months ended May 31, 2011		22.3	-
●	Increase in Operating margin	0.1	2%
●	Increase in Expenses	(2.3)	33%
●	Increase in Finance income (expenses), net	(1.0)	241%
●	Decrease in Other non-operating income (expenses) (*)	(15.1)	(70%)
Net income for the three months ended May 31, 2012		4.0	(82%)

(*) The decrease in other non-operating income (expenses) during the three months ended May 31, 2012 was mainly due to a decrease of $12.8 million in the gain derived from marked to market those warrants that are denominated in other currencies than United State Dollars, and a decrease of ($2.0) million in the gain recorded during the fourth quarter of fiscal 2011, derived from marked to market the secured notes and convertible secured notes of the Company.

Cash Flow

Operating Activities

Net cash inflow from operations during the three months ended May 31, 2012 amounted to $7.7 million. This compares to a net cash outflow from operations of $4.4 million during the quarter ended May 31, 2011.

The increase in the cash flow generated by operations by $12.1 million was mainly due to the inflow of $10.8 million from the presale of silver in accordance with the forward silver purchase agreement signed with Deutsche Bank in March 2012 (Note 17 to the consolidated financial statements for the year ended May 31, 2012).

Financing Activities

There was a net cash outflow of $2.2 million from financing activities during the three months ended May 31, 2012. This compares to a net cash inflow of $7.7 million during the same period of fiscal 2011.

The decrease of $9.9 million in cash flow generated by financing activities was mainly due to $7.3 million of repayment of secured notes during the fourth quarter of fiscal 2012, the repurchase of treasury shares for $1.2 million, and $0.3 million less in proceeds from exercise of share options and warrants.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Investing Activities

There was a net cash outflow of $4.8 million for the three months ended May 31, 2012, compared to a net cash outflow of $3.8 for the quarter ended May 31, 2011.

The increase of $1 million in cash outflows was mainly due to an increase in the investment in mineral properties, plant & equipments combined with deposits on equipments in the amount of $1.2 million derived from the plant capacity expansion project at the Molejon Mine.

LIQUIDITY AND CAPITAL RESOURCES

During the year ended May 31, 2012 gold equivalent production at 69,503 ounces represented an increase of 23% compared to fiscal 2011; meanwhile gold equivalent sold at 62,870 ounces represented an increase of 15% compared to the same period. Although this improvement in production and sales increased the level of revenue and profits of the Company by 32% and 683%, respectively, and generated a positive cash flow from operations of $21.9 million, the capital requirements for different projects, like the expansion of the capacity of Molejon Gold Plant, the pre-stripping activities, the on/off leach operation, and the acquisition of Iberian Resources Corp., produced the application of the positive cash flow derived from operations. Although these capital requirements, as of the end of fiscal 2012 cash position at $12 million stayed at similar levels as at the end of fiscal 2011, showing the ability of the Company to increase production, continue developing the Molejon Mine and increasing its production capacity, using both sources of capital, cash flow from operations and financing.

During the fourth quarter of fiscal 2012, the Company entered into two new transactions with Deutsche Bank. On February 24, 2012, the Company entered into a convertible non-revolving term loan agreement for proceeds of CAD$6,000,000. On the same date, the Company entered into a Forward Silver Purchase Agreement in amount of $11,300,000 (see Notes 15 and 17, respectively, to the Consolidated Financial Statements for the year ended on May 31, 2012).

Working capital is defined as current assets less current liabilities and provides a measure of the Company’s ability to settle liabilities due within one year. Although there was a 75% increase in the working capital deficiency during fiscal 2012, the Company managed this increase in the deficiency in its working capital needs through short term financing borrowed from financial institutions in Panama and long term financing entered with Deutsche Bank as mentioned above.

Total assets of the Company as of May 31, 2012 increased by 45% compared to those at the end of fiscal 2011, while total liabilities of the Company as of May 31, 2012 increased by 10% compared to May 31, 2011. As at May 31, 2012, the Company’s equity was at $55.9 million, 438% higher than that as at the end of fiscal year 2011. This increase is derived from the acquisition of Iberian Resources Corp (see Note 11 to the audited consolidated financial statements for the year ended May 31, 2012) as well as the net income of $22.4 million earned during the year ended May 31, 2012.

Net cash flow from operations during the year ended May 31, 2012 amounted to $21.9 million. This compares to a net cash flow from operations of $1.5 million during fiscal 2011, before considering the inflow in amount of $45 million from the presale of gold in accordance with the

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

forward gold purchase agreement signed with Deutsche Bank during the year ended May 31, 2011.

As of May 31, 2012, the Company has accumulated a deficit of $(122,969,497) (May 31, 2011 -$(148,563,397)). However, during the year ended May 31, 2012, the Company has earned a net income of $22.4 million. This represents an increase in net income of $26.2 million compared to the net loss of $(3.8) million for the year ended May 31, 2011. This significant improvement was derived mainly from an increase of $14.9 million in the operating margin, a decrease of $0.2 million in the expenses of the Company, an increase in finance expense of $1.6 million and an increase in non-operating income (expenses) of $12.7 million.

The increase in finance expense is derived mainly from the financing related to the acquisition of heavy mining equipment by PDI through leases obligations and the expansion capacity of the Molejon Plant by Petaquilla Gold SA, both Panamanian subsidiaries.

The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, the level of exploration activity, labour risk, the risk of business disruption due to environmentalist activities and political risk. The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

Management believes that based on the Company’s planned fiscal 2013 projections, including the expected grow for gold prices, the Company has sufficient cash flow to operate for the next twelve months.

FINANCIAL INSTRUMENTS

(a)	Fair values of financial instruments

The fair value of the Company’s current assets and liabilities, including cash and cash equivalents, restricted cash, receivables and accounts payable and accrued liabilities, approximates their carrying values due to the immediate or short-term maturity of these financial instruments. The carrying amounts of the Company’s obligations under finance leases approximate fair value due to their interest rates being in line with market rates.

The Company’s Notes and Convertible Notes are measured on initial recognition using the residual method. Subsequent fair value measurement is based on a discounted cash flow model using a discount rate of nil% at May 31, 2012 (May 31, 2011 – 10.18%, June 1, 2010 – 12.0%) and estimated interest payment date of September 15, 2011. See note 26 to the consolidated financial statements for the year ended May 31, 2012.

(b)	Embedded derivatives

The Secured Notes and the Convertible Secured Notes (Note 15 to the consolidated financial statements for year ended May 31, 2012) repaid during the year ended May 31, 2012 included embedded derivatives for call and put options which could not be separately valued and as such

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

the entire agreements were considered to be classified as at fair-value-through-profit and loss and adjusted to their fair value at the end of each reporting period.

The embedded derivative relating to the Silver Agreement has been valued by application of the Monte Carlo Simulation (Note 17 to the consolidated financial statements for year ended May 31, 2012).

On February 24, 2012, the Company entered into a convertible non-revolving term loan agreement (“the convertible loan”) with Deutsche Bank AG, London Branch (“Deutsche Bank”) for proceeds of CAD $6,000,000. The Company paid Deutsche Bank a loan structuring fee (“Structuring Fee”) of CAD $90,000 ($90,635) and received net proceeds of CAD $5,910,000 on March 14, 2012. The convertible loan bears interest at an annual rate of 6.35% and matures on February 24, 2016. At the option of the lender, the Convertible Loan can be converted into common shares of the Company at a conversion per share of CAD $0.6121, which was calculated based on the five-day volume weighted average share price of the Company’s common shares on March 14, 2012.

As the convertible loan is denominated in Canadian dollars, the Company is required to issue a variable number of its common shares upon conversion of the Convertible Loan by Deutsche Bank. In accordance with IAS 32, Financial Instruments – Presentation, the conversion option is considered to be a derivative and recorded at fair value. The fair value of the conversion option was determined to be $2,911,885 on initial recognition, using Black Scholes option pricing model.

(c)	Financial instrument risk exposure

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk. The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. Where material, these risks are reviewed and monitored by the Board of Directors. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with accounts receivable; however it also arises on cash and cash equivalents and restricted cash. The Company reduces its credit risk due to accounts receivable by conducting sales transactions with counterparties of high credit worthiness. Payment for majority of the gold sales is received prior to gold being credited to the customer’s account at the refinery. Sales during the period were to two customers, but there is no economic dependence risk as the metals produced by the Company can be sold to other potential customers. The Company has reduced its credit risk by investing its cash and cash equivalents and restricted cash in term deposits with financial institutions that operate globally. The Company does not have a significant concentration of credit risk and overall the Company’s risk has not changed significantly from the prior year.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Liquidity risk
Liquidity risk arises from the Company’s general and capital financing needs. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short-term obligations.

At May 31, 2012, Petaquilla held cash and cash equivalents of $1,975,660 (May 31, 2011 -$5,712,792; June 1, 2010 - $4,625,649) and had a working capital deficit of $41,775,106 (May 31, 2011 - $23,848,920; June 1, 2010 - $89,616,869).

The contractual maturities of financial liabilities are outlined in Note 28 to the consolidated financial statements for year ended May 31, 2012.

Market risk

(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. As the Company conducts the vast majority of its activities in United States dollars, changes in the exchange rate between the Canadian dollar and the United States dollar have a minimal effect on the Company’s net earnings and other comprehensive income.

During the year ended May 31, 2012, the Company recognized a loss of $84,238 on foreign exchange (May 31, 2011 – a loss of $72,928).

Risk arises to the Company’s earnings through fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company’ transacts primarily in US dollar which is also its functional and presentation currency.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings, cash and cash equivalents and restricted cash. Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing. The operating credit line facility, bank loan financing for the payment of advances to suppliers, capital leases and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk.

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. The largest risk relates to metal prices for gold and silver. Gold and silver prices are affected by numerous factors such as the

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

global and regional supply and demand, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies and the political and economic conditions of major producers throughout the world.

CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long-term debt, leases, Secured Notes, Convertible Secured Notes, convertible loan (Note 15 to the consolidated financial statements for year ended May 31, 2012), advances from Deutsche Bank in connection with future production of gold (Note 17 to consolidated financial statements for year ended May 31, 2012) and equity attributable to common shareholders, comprised of issued capital, share-based payments reserve and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company has historically relied on the issuance of shares, secured debt, convertible secured debt and leasing arrangements to fund its mineral exploration projects, development projects, and bring its Molejon gold project to commercial production. To pursue additional projects, the Company may require additional funding in the future where it may be exposed to various funding and market risks that could curtail its access to these funds.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives and it continually monitors current market conditions to secure funding at the lowest cost of capital.

COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

	Less than 1				More than 5
	year	2 years	3 years	4-5 years	years
	($)	($)	($)	($)	($)

Accounts payable and accrued liabilities	44,211,407	-	-	-	-
Office lease	81,937	31,659	7,915	-	-
Obligation under financing lease	3,188,555	3,188,555	3,188,555	3,679,923	-
Long-term debt	4,867,678	540,699	531,858	456,320	-
Fundacion Petaquilla (1)	1,440,000	1,440,000	1,440,000	-	-
Community support obligation (1)	-	-	-	2,880,000	-
Closure and reclamation obligation	5,000	5,000	105,000	1,069,663	9,431,381

	53,794,577	5,205,913	5,273,328	8,085,906	9,431,381

(1) The Company has committed funding of $120,000 per month to Fundacion Petaquilla, an organization which promotes a sustainable development culture and administers social programs in the area around the Molejon property, for a contractual term ending in fiscal 2016. Thereafter, the Company has committed to funding a similar amount for the life of the Molejon mine.

The Company is committed to deliver ounces of gold and silver to Deutsche Bank (Note 17 to consolidated financial statements for year ended May 31, 2012). The Gold Agreement, Silver Agreement and Convertible Loan (Note 15 to consolidated financial statements for year ended May 31, 2012) are guaranteed, on joint and several basis, by all assets of Petaquilla and its subsidiaries.

CONTINGENCIES

a)	On February 11, 2011, the Government of Panama made an amendment to the Mineral Resources Code of Panama. However, after this decision the Government of Panama formally requested the National Assembly to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of Panama in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources. In addition, an increase in royalties’ rate by 2% was included in such amendments. In order to be applied to Petaquilla however, the Government must first modify Law No. 9, which remains unchanged as of the date of the financial statements. The cumulative effect of increasing royalties by 2% on the Company’s operations and financial position as of May 31, 2012 would have been an increase in cost of sales of approximately $4 million should the legislation be enacted and applied retroactively.

b)	Autoridad Nacional del Ambiente (“ANAM”), the environmental agency of the Government of the Republic of Panama, had agreed upon a $300,000 payment from Petaquilla Gold SA, a Company’s panamanian subsidiary, as part of the original Environmental Impact Study (“EIS”) submitted in July 2007. On September 8, 2011, ANAM notified to Petaquilla Gold SA of a revised statement of account in the amount of $500,000 related to the same environmental compensation. As of May 31, 2012 the Company has accrued an amount of approximately $300,000 based on the original EIS submitted in July 2007 which was approved by the ANAM. As of the date of issuance of the consolidated financial statements for year ended May 31, 2012, the matter has been appealed by the Company.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

c)	During the year ending May 31, 2008, the Company was served with a claim by a former officer in the amount of $250,000. This matter will be going to trial in fiscal 2013. The Company believes that the claim is without merit and has not recorded a liability as the outcome is uncertain.

d)	The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

CAPITAL STOCK

At August 29, 2012, the Company had unlimited authorized common shares without par value and unlimited authorized preference shares without par value. The Board of Directors assigns the rights and privileges to each series of preference shares upon issue.

At May 31, 2012, there were 221,863,781 common shares issued and outstanding (May 31, 2011 – 176,429,501). There are no preferred shares issued and outstanding. Refer to the consolidated statements of changes in equity, of the audited consolidated financial statements for the year ended May 31, 2012, for movements in share capital.

On September 1, 2011 in connection with the acquisition of Iberian (Note 11 to the consolidated financial statements for the year ended May 31, 2012), the Company issued 44,635,225 common shares of the Company, 1,511,248 warrants to purchase 1,640,419 common shares at prices ranging from US$0.14 to US$0.60 and options to purchase 3,357,313 common shares at prices ranging from CAD$0.10 to US$0.60. The 3,357,313 options issued to former Iberian option holders as part of the acquisition are not included in the Company’s incentive share option plan.

On March 8, 2012 in connection with the acquisition of the remaining 31% interest in Minera Belencillo, the Company issued 175,438 common shares valued at $101,430 and has committed to issue a further 250,000 common shares upon commencement of commercial production at the Belencillo concession.

As at August 29, 2012, an aggregate of 221,863,781 common shares were issued and outstanding, of which 6,999,473 were recorded by the Company as “treasury shares”. Refer to Notes 10 and 11 to the audited consolidated financial statements for the year ended May 31, 2012.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

PTQ had the following share purchase warrants outstanding as at August 29, 2012:

Number of Warrants	Exercise
Outstanding	Price	Expiry Date
3,964,000	CAD $0.65	May 21, 2013
1,080,672	$0.40	June 1, 2013
846,000	CAD $0.65	June 4, 2013
157,600	$0.60	December 22, 2013
23,399,402	CAD $1.45	December 30, 2013
6,100,598	CAD $1.45	January 7, 2014
2,500,000	CAD $1.45	January 26, 2014

38,048,272

The following summarizes information about the share options outstanding as at August 29, 2012:

Number of Share
Options Outstanding	Exercise Price	Expiry Date
309,102	$0.60	January 20, 2013
1,200,000	$0.14	May 6, 2013
376,073	$0.14	June 1, 2013
300,000	CAD $0.52	December 1, 2013
1,169,970	CAD $1.00	December 30, 2013 (*)
273,778	CAD $1.00	January 7, 2014 (*)
125,000	CAD $1.00	January 26, 2014 (*)
2,700,000	CAD $0.23	November 18, 2014
425,000	CAD $0.87	January 5, 2015
425,000	CAD $0.57	March 25, 2015
350,000	CAD $0.53	April 30, 2015
65,000	CAD $0.48	May 13, 2015
685,000	CAD $0.75	November 1, 2015
75,000	CAD $1.00	November 29, 2015
450,000	CAD $1.11	December 21, 2015
25,000	CAD $0.93	April 6, 2016
1,222,138	CAD $0.10	May 31, 2016
1,525,000	CAD $0.34	May 8, 2017

11,701,061
(*) 1,568,748 finder’s stock options exercisable into one common share and one common share purchase warrant, which shall bear an exercise price of CAD$1.45 (see Note 19 to the audited consolidated financial statements for the year ended May 31, 2012).

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company incurred the following fees and expenses in the normal course of operations in connection with companies controlled by key management, directors or officers during the

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

years ended May 31, 2012 and 2011. Related party transactions have been measured at the amount of consideration established and agreed to by the transacting parties.

  The Company paid fees of $1,001,492 to a company controlled by the Chairman during the year ended May 31, 2012 (May 31, 2011 - $929,000) for compensation related matters included within general and administrative expenses. This compensation is also included in the compensation of key management table below.

  The Company paid for goods and services provided to the Molejon mine of $598,663 during the year ended May 31, 2012 (May 31, 2011 - $228,965, respectively) to companies controlled by the Chairman.

  The Company paid fees of $50,000 during the year ended May 31, 2012 (year ended May 31, 2011 - $18,800) for services to a company controlled by a director included within general and administrative expenses.

  The Company paid legal fees of $218,267 (May 31, 2011 – nil) to a law firm where an officer is a partner and is included within general and administrative expenses.

  The Company paid fees of $191,741 (May 31, 2011 – nil) for services to a company which shares a common officer and which is included within general and administrative expenses.

  During the year ended May 31, 2012, the Company advanced $625,000 (2011 - $550,000) to Azuero (Note 10 to the consolidated financial statements for year ended May 31, 2012) for a total of $1,175,000 representing its 30% investment in Azuero as at May 31, 2012. By virtue of common directors Azuero is a related party.

At May 31, 2012, $190,551 was owed to related parties (May 31, 2011 - $126,858).

Note 11 to the consolidated financial statements for year ended May 31, 2012 provides a description of the Iberian asset acquisition. By virtue of common management and directors this is a related party transaction.

Compensation of key management

Compensation of key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	2012	2011
	$	$
Salaries and short-term employee benefits	2,534,286	2,040,682
Share-based payments	372,276	752,427
	2,906,562	2,793,109

SUBSEQUENT EVENTS

Subsequent to the year ended May 31, 2012:

a)	A total of 150,000 options expired related to grants made in 2007.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

b)	The Company has filed a notice with the Toronto Stock Exchange ("TSX") for, and received its approval to make, a Normal Course Issuer Bid ("NCIB") to purchase up to 17,000,000 of its common shares.

c)

The Company announced its intention to offer on a private placement basis $210 million senior secured notes due in 2017. The net proceeds from this offering is to be used to finance capital expenditures related to its Lomero-Poyatos mine in Spain and Molejon mine in Panama, to fund a cash investment in PDI in connection with the spin-off of PDI, to terminate its obligations under its existing prepaid forward minerals contracts, to repay a portion of its existing indebtedness, for general and corporate purposes and to pay related fees and expenses.

d)

On June 25, 2012, a new credit line facility was approved by Lafise Bank of Panama, SA for PDI in the amount of $1.1 million, repayable over a term of 36 months at an annual interest rate of 7% per annum. The proceeds of the facility will be used towards the purchase of mobile crusher equipment.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL JUDGEMENTS AND USE OF ESTIMATES

The consolidated financial statements of the Company for the year ended May 31, 2012 and 2011 have been prepared in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in the consolidated financial statements. The term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Subject to certain transition elections disclosed below, the accounting policies have been consistently applied in our opening IFRS balance sheet as at June 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 33 to the consolidated financial statements for year ended May 31, 2012 discloses the impact of the transition to IFRS on the statements of financial position, operations and comprehensive income (loss) and cash flows, including the nature and effect of significant changes in accounting policies from those used in the consolidated financial statements for the year ended May 31, 2011.

The policies applied in the consolidated financial statements are presented in Note 3 to the consolidated financial statements for year ended May 31, 2012 and are based on IFRS issued and outstanding as of August 28, 2012, the date the Board of Directors approved the consolidated financial statements.

The preparation of consolidated financial statements in accordance with IFRS requires that the Company’s management make judgements and estimates and form assumptions that affect the

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

amounts in the consolidated financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgements, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgements, estimates and assumptions are accounted for prospectively.

Management has made critical judgements in the process of applying the Company’s accounting policies. Those that have the most significant effect on the amount recognized in the consolidated financial statements include, but are not limited to, the economic viability of mineral properties, net realizable value of stockpiled inventories, the functional currency of the Company and its subsidiaries and the appropriate classification of financial assets and liabilities on initial recognition and at subsequent dates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities reported in the consolidated financial statements within the next financial year, in the event that actual results differ from assumptions made relate to, but are not limited, to the following:

●	Estimated net realizable value of inventories;

Stockpiled ore is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys conducted by management.

The assumptions used in the valuation of in process inventory include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, and the assumption of the gold price expected to be realized when the gold is recovered.

The allocation of costs to ore in stockpile, ore on leach pads and in-process inventories and the determination of net realizable value involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, gold and silver prices, and the ultimate estimated recovery of ore on leach pads. A difference in actual results can have a material impact on the carrying value of inventory.

●	Depletion and amortization of mining properties;

Depreciation and depletion of mineral properties and mine infrastructure is calculated and charged to earnings on the unit-of-production (“UOP”) method based on proven and probable mineral reserves Changes to the mineral reserves and estimates of future capital expenditure will impact the depreciation and depletion charges recorded in the Company’s statement of operations and comprehensive income..

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

●	Proven and probable mineral reserves associated with mining properties;

Proven and probable mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. This estimate requires significant judgment based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may have an impact upon the carrying value of exploration and evaluation assets, mine properties, property, plant and equipment, provision for closure and reclamation, and depreciation and depletion charges.

●	Recoverability of mining properties;

The Company assesses its cash-generating unit annually to determine whether any indication of impairment exists. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has the necessary funds to be able to maintain its interest in the mineral property.

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

●	Estimated useful lives of property, plant and equipment;

The carrying value of property, plant and equipment is considered in terms of the remaining useful life of the particular asset. These estimates are prepared by qualified specialists in accordance with their knowledge and experience in the mining industry. Re-assessment of the remaining useful life could cause a significant change in the carrying value recorded for property, plant and equipment and depreciation charges.

●	Acquisition of Iberian Resources Corp;

During the year ended May 31, 2012, the Company, by way of issuance of common shares, acquired 100% interest in Iberian (Note 11 to the consolidated financial

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

statements for year ended May 31, 2012). Significant judgement was applied in classifying the transaction as an acquisition of an asset as management determined that Iberian did not meet the definition of a business due to an absence of processes to convert inputs into outputs. Further estimates were applied in determining the fair value of the consideration transferred, fair value of net assets of Iberian, and the allocation of purchase price excess over the book value of Iberian net assets. A change in these estimates could result in a significant change to the cost of all assets, including the exploration and evaluation assets acquired from Iberian.

The Company has determined that the functional currency of Iberian and its subsidiaries is the Euro as it is the currency of the primary economic environment which the entities operate. Determination of the functional currency may involve certain judgements which the Company will revisit if there is a change in events and conditions which determined the primary economic environment, such as entering into commercial production.

●	Deferred stripping

Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs and are amortized on a UOP basis over the reserves to which they relate. The determination of whether costs pertain to the betterment of mineral properties requires significant judgment and a change in such estimates could have a significant impact on the Company’s statement of operations and comprehensive income.

●	Provision for closure and reclamation;

The Company reviews the closure plan for the Molejon gold mine and assesses its provision annually. Significant estimates and assumptions are made in determining the provision for mine reclamation as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of reclamation activities, technological and regulatory changes, inflation rates (2012 – 1.96%; 2011 –1.91%), and the discount rates (Note 18 to the consolidated financial statements for year ended May 31, 2012). These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required.

The Company also assesses the legal and constructive environmental obligations on its exploration properties annually and accrues for any required obligations. As at May 31, 2012, the only closure and reclamation obligation pertains to the Company’s Molejon gold mine.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

●	Share-based compensation;

The Company grants compensation benefits to its employees, directors and officers through a stock option plan. The amount recorded is not based on historical cost but is derived from the fair value of the options estimated on the date of the grant using the Black-Scholes option pricing model. The model requires that management makes assumptions over the expected volatility of the Company’s share price, expected forfeiture rate, and the appropriate risk-free rate of interest. The expected volatility is based on the historical volatility of Company’s share price. Historical data on the exercise, expiry, and cancellation of options is used to estimate forfeitures within the model. Whereas, the risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

●	Contingencies;

By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

●	Convertible instruments;

The Company from time to time may grant convertible instruments as part of its financing and capital raising transactions. The Company uses an option pricing model to estimate a value for these instruments. This model, and other models used to value the instruments require inputs such as expected volatility, expected life to exercise, and interest rates.

A compound financial instrument is a debt security with an embedded conversion option and requires the separate recognition of the liability and equity component. The fair value of the liability portion of the compound financial instrument is determined using a market interest rate for an equivalent debt instrument. This amount is recorded as a liability and the remainder of the proceeds are allocated to the conversion option which is recognized under reserves. During the year ended May 31, 2012, the Company entered into a convertible loan agreement denominated in Canadian dollars (Note 15 to the consolidated financial statements for year ended May 31, 2012), requiring the use of the Black-Scholes option pricing model to calculate the fair value of the conversion option. Differences in estimates used as inputs to the model could result in a material impact on the Company’s consolidated financial statements.

●	Investment in Azuero Mining Development S.A. (“Azuero”)

Control over an entity is established if there is a power to govern the financial and operating policies of an entity so as to obtain benefit from its activities. The Company applies the criteria in IAS 27, Consolidated and separate financial statements, to assess control over an entity.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The Company’s investment interest in Azuero was diluted from 49% to 30% during the year ended May 31, 2012 (Note 10 to the consolidated financial statements for year ende May 31, 2012). Petaquilla’s management has determined that the Company is still able to exert control over Azuero as the Company’s directors and officers hold the majority of the representation on the Board of Azuero and thereby are able to influence its decision making process. The Company as a result consolidates the operations of Azuero. If control cannot be demonstrated, the Company would have to use the equity method of accounting for its investment in Azuero.

●	Disposal group held for distribution to owners

On contemplation of disposal of a non-current asset or a disposal group, the Company assesses the classification and measurement guidance provided by IFRS 5, Non-current assets held for sale and discontinued operations. As at May 31, 2012, the Company has classified the assets and liabilities of Panama Development and Infrastructure Ltd. (“PDI”) as held for distribution to owners (Note 8 to the consolidated financial statements for year ended May 31, 2012).

The separate classification of a disposal group requires significant judgement involving the assessment of whether the contemplated transaction will be completed within the 12 months from the date of classification and the likelihood of a significant change in or withdrawal of the disposal plan. The Company has determined that PDI met the relevant requirements of a disposal group being held for distribution to owners on March 1, 2012 and has therefore measured and classified PDI assets and liabilities as such. A change in the Company’s assumptions and the date of such classification could have a material impact on the consolidated statement of operations and comprehensive income.

●	Construction contracts

The Company uses the percentage-of-completion method to account for the contract revenue entered into by PDI, the Company’s wholly owned subsidiary (Note 22 to the consolidated financial statements for year ended May 31, 2012). The stage of completion is measured by reference to contract costs incurred to date compared to the estimated total costs for the contract as it is the Company’s opinion that it appropriately represents the stage of completion of the construction contract. Change in such estimates could have a material impact on the Company’s consolidated financial statements.

Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue respectively. In making these estimates, the Company has relied on the work of relevant management experts. If the estimates of revenue or costs, including the Company’s contribution to the joint venture (entered into for the purpose of the construction contract), increase or decrease by 10%, the Company’s net income would have a corresponding increase/decrease of $73,000 approximately.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  Fair value of derivatives

Derivative instruments are valued using pricing models. These models require a variety of inputs, including but not limited to, contractual items, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market where possible. Changes in these assumptions could impact the carrying value of derivative instruments and the amount of unrealized gains or losses recognized in non-operating income (expenses) within the statement of operations and comprehensive income (loss).

RISK AND UNCERTAINTIES

The following is a brief discussion of those distinctive or special characteristics of PTQ’s operations and industry, which may have a material impact on, or constitute risk factors in respect of, PTQ’s financial performance. However, there may be additional risks unknown to Petaquilla and other risks, currently believed to be immaterial, that could turn out to be material. These risks, either individually or simultaneously, could significantly affect the group’s business and financial results.

The Company operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. Investors should carefully consider the risks described below before investing in the Company’s securities. The occurrence of any of the following events could harm PTQ. If these events occur, the trading price of the Company’s common shares could decline, and investors may lose part or even all of their investment.

Mining operations and projects are vulnerable to supply chain disruption and Petaquilla’s operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.

Petaquilla's operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables and processing equipment. In the past, Petaquilla and other gold mining companies have experienced shortages in critical consumables, particularly as production capacity in the global mining industry has expanded in response to increased demand for commodities, and Petaquilla has experienced increased delivery times for these items. These shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables or mining equipment, which could occur in the future, could result in production delays and production shortfalls, and increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations. Petaquilla and other gold mining companies, individually, have limited influence over manufacturers and suppliers of these items. In certain cases there are only limited suppliers for certain strategic spares, critical consumables and processing equipment who command superior bargaining power relative to Petaquilla, or Petaquilla could at times face limited supply or increased lead time in the delivery of such items. If Petaquilla experiences shortages, or increased lead times in delivery of strategic spares, critical consumables or processing equipment its results of operations and its financial condition could be adversely affected.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Petaquilla faces uncertainty and risks in its exploration and project evaluation activities.

Exploration activities are speculative in nature and project evaluation activities necessary to determine whether a viable mining operation exists or can be developed are often unproductive. These activities also often require substantial expenditure to establish the presence, and to quantify the extent and grades (metal content), of mineralized material through exploration drilling. Once mineralization is discovered it can take several years to determine whether adequate ore reserves exist. During this time, the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs, including:

  future metal and other commodity prices;

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

  anticipated recovery rates of gold from the ore; and

  anticipated capital expenditure and cash operating costs.

These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made. Resource estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. Further exploration and studies can result in new data becoming available that may change previous resource estimates which will impact upon both the technical and economic viability of production from the relevant mining project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of resources resulting in revisions to previous resource estimates. These revisions could impact depreciation and amortization rates, asset-carrying values provisions for closedown, restoration and environmental clean-up costs. These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made.

Petaquilla undertakes revisions to its resource estimate based upon actual exploration and production results, new information on geology and fluctuations in production, operating and other costs and which could adversely affect the life-of-mine plans and consequently the total value of Petaquilla's mining asset base. Resource restatements could negatively affect Petaquilla’s results, financial condition and prospects, as well as its reputation. The increased demand for gold and other commodities, combined with a declining rate of discovery, has resulted in existing reserves being depleted at an accelerated rate in recent years. Petaquilla therefore faces intense competition for the acquisition of attractive mining properties.

From time to time, Petaquilla evaluates the acquisition of exploration properties and operating mines, either as stand-alone assets or as part of companies. Petaquilla’s decisions to acquire these properties have historically been based on a variety of factors including estimates of and assumptions regarding the extent of resources, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in the future. All of these factors are uncertain and could have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate resources.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

As a result of these uncertainties, the exploration programs and acquisitions engaged in by Petaquilla may not result in the expansion or replacement of the current production with new resources or operations. Petaquilla’s operating results and financial conditions are directly related to the success of its exploration and acquisition efforts and its ability to replace or increase existing resources. If Petaquilla is not able to maintain or increase its resources, its results of operations and its financial condition and prospects could be adversely affected.

Petaquilla faces many risks related to the development of its mining projects that may adversely affect its results of operations and profitability.

The profitability of mining companies depends, in part, on the actual costs of developing and operating mines, which may differ significantly from estimates determined at the time a relevant mining project was approved. The development of mining projects may also be subject to unexpected problems and delays that could increase the cost of development and the ultimate operating cost of the relevant project. Petaquilla's decision to develop a mineral property is based on estimates made as to the expected or anticipated project economic returns. These estimates are based on assumptions regarding:

  future gold prices;

  anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

  anticipated recovery rates of gold extracted from the ore; and

  anticipated capital expenditure and cash operating costs.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such estimates.

There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above, these uncertainties include the:

  timing and cost of the construction of mining and processing facilities, which can be considerable;

  availability and cost of skilled labor, power, water and transportation facilities;

  need to obtain necessary environmental and other governmental permits and the time to obtain such permits; and

  availability of funds to finance construction and development activities.

New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of changes in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, Petaquilla's future development activities may not result in the expansion or replacement of current production with new production, or one or more new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all. Petaquilla’s operating results and financial conditions are directly related to the success of its project developments. A failure in Petaquilla’s ability to develop and

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

operate mining projects in accordance with, or in excess of, expectations could negatively affect its results of operations and its financial condition and prospects.

The Company may require additional funding in order to continue its operations.

PTQ has been producing since January 8, 2010 when it achieved commercial production at the Molejon gold property. Considering the increase in cash margin, the improvements in throughput and production capacity at the Plant, in addition to the start up of the on/off leach operation during fiscal 2012, the risk of requiring additional funding in order to continue its operations has been mitigated. In addition, the net income for the year ended May 31, 2012 shows a positive trend in the finance and operational performance of the Company. This positive trend will allow the Company to manage its cash flow from operations to comply with operational requirements and also with the planned exploration and development programs. Although this, different sources of funding, depending on the market conditions and the appetite of investors to increase their participation in Company’s business or other projects, may become available and could be considered. However, there can be no assurance that funding from these sources will be sufficient in the future to satisfy the Company’s operational requirements, debt repayments and cash commitments. It will depend on the market expectations, the performance of PTQ’s production and results.

The Company has an accumulated deficit as at May 31, 2012 of $122,674,497; however during the year ended May 31, 2012 the Company obtained an operating margin of $34,932,034 which considered in an accumulated basis together with that obtained during fiscal 2011, it has accumulated a total of $54,973,287.

Going concern

The audited consolidated financial statements for the year ended May 31, 2012 have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future.

Management believes that based on the Company’s planned fiscal 2013 projections, including the expected grow for gold prices, the Company has sufficient cash flow to operate for the next twelve months.

Petaquilla's level of indebtedness could adversely affect its business.

Although this risk could affect the financial situation of PTQ, it has been managed appropriately making possible to payout all the Notes and Convertible Notes during the year ended May 31, 2012.

Due to new acquisitions and growth strategy of the Company, it may incur additional indebtedness in the future. A significant increase in the Company’s debt levels may have important consequences for PTQ, including, but not limited to the following:

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  The Company’s ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes or to fund future operations may not be available on terms favorable to PTQ or at all;

  A significant amount of the Company’s operating cash flow is dedicated to the payment of interest on PTQ’s indebtedness, thereby diminishing funds that would otherwise be available for the Company’s operations and for other purposes;

  Increasing the Company’s vulnerability to current and future adverse economic and industry conditions;

  A substantial decrease in net operating cash flows or increase in the Company’s expenses could make it more difficult for the Company to meet its debt service requirements, which could force PTQ to modify its operations;

  The Company’s leveraged capital structure may place it at a competitive disadvantage by hindering its ability to adjust rapidly to changing market conditions or by making PTQ vulnerable to a downturn in its business or the economy in general;

  PTQ may have to offer debt or equity securities on terms that may not be favorable to the Company or to the Company’s shareholders;

  Limiting PTQ’s flexibility in planning for, or reacting to, changes and opportunities in the Company’s business and the industry; and

  The Company’s level of indebtedness increases the possibility that PTQ may be unable to generate cash sufficient to pay the principal or interest due in respect of the Company’s indebtedness.

As mentioned in this risk analysis, the cash and indebtedness management of the Company during the year ended May 31, 2011 and the year ended May 31, 2012 created a solid base for the growth of the Company and future projects, maintaining a balanced equity and indebtedness structure for new challenges.

Petaquilla faces many risks related to its operations that may adversely affect its cash flows and overall profitability.

Gold mining is susceptible to numerous events that may have an adverse impact on a mining business, its ability to produce gold and meet its production targets. These events include, but are not limited to:

  environmental hazards, including discharge of metals, pollutants or hazardous chemicals;

  industrial accidents;

  fires;

  labor disputes;

  mechanical breakdowns;

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  electrical power interruptions;

  encountering unexpected geological formations;

  unanticipated ground conditions;

  ingresses of water;

  process water shortages;

  failure of mining pit slopes, water dams, waste stockpiles and tailings dam walls;

  legal and regulatory restrictions and changes to such restrictions;

  safety-related stoppages;

  other natural phenomena, such as floods, droughts or inclement weather conditions, potentially exacerbated by climate change.

Mineral prices can fluctuate dramatically and have a material adverse effect on PTQ’s results of operations.

Petaquilla’s revenues are primarily derived from the sale of gold. The market price for gold fluctuates widely. These fluctuations are caused by numerous factors beyond Petaquilla's control including:

  speculative positions taken by investors or traders in gold;

  changes in the demand for gold as an investment;

  changes in the demand for gold used in jewellery and for other industrial uses, including as a result of prevailing economic conditions;

  changes in the supply of gold from production, disinvestment, scrap and hedging;

  financial market expectations regarding the rate of inflation;

  strength of the US dollar (the currency in which the gold price trades internationally) relative to other currencies;

  changes in interest rates;

  actual or expected sales or purchases of gold by central banks and the International Monetary Fund;

  gold hedging and de-hedging by gold producers;

  global or regional political or economic events; and

  the cost of gold production in major gold producing countries.

On August 28, 2012, the afternoon fixing price of gold on the London Bullion Market was $1,668 per ounce. The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price. In addition, the recent shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

A sustained period of significant gold price volatility may adversely affect Petaquilla's ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions. If revenue from gold sales falls below the cost of production for an extended period, Petaquilla may experience losses and be forced to curtail or

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

suspend some or all of its capital projects or existing operations. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate cash reserves.

The Company faces risks related to operations in foreign countries.

Currently the Company’s properties are located in Panama, Spain and Portugal. Panama is a country with a developing mining sector but with no other commercially producing mines. Consequently, PTQ is subject to and the Company’s mineral exploration and mining activities may be affected in varying degrees by, certain risks associated with foreign ownership including inflation, political instability, political conditions and government regulations. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect the Company’s business. Operations may be affected by government regulations with respect to restrictions on production, restrictions on foreign exchange and repatriation, price controls, export controls, restriction of earnings distribution, taxation laws, expropriation of property, environmental legislation, water use, mine safety and renegotiation or nullification of existing concessions, licenses, permits, and contracts.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

As part of the strategy to manage this kind of country risk, the Company is looking for diversify its project portfolio. During the first quarter of fiscal 2012, majority of the Company’s shareholders approved the acquisition of Iberian Resources Corp. ("Iberian"). Iberian owns 100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. The Lomero-Poyatos Project is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”). This acquisition brought to the Company development stage projects in Spain with historical resources of 2.1M ounces of gold, 46M ounces of silver and significant copper and zinc content, diversifying the country and political risk within its investment portfolio.

The requirements of the Ley Petaquilla may have an adverse impact on the Company.

PTQ’s operations in Panama are governed primarily by Law No. 9 of the Legislative Assembly of Panama (the “Ley Petaquilla”), a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Cerro Petaquilla Concession.

The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A. (“MPSA”), a Panamanian company formed in 1997 to hold the Cerro Petaquilla Concession covering approximately 136 square kilometers in north-central Panama. Although the Company no longer holds an interest in the copper deposits therein, it continues to

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

hold the rights to the Molejon gold deposit and, as the Cerro Petaquilla Concession encompasses this deposit, the Ley Petaquilla governs the Company’s exploration activities.

The Ley Petaquilla contains fiscal and legal stability clauses necessary in order to obtain project financing and includes tax exemptions on income, dividends and imports. The Ley Petaquilla also provides for an increase in the annual available infrastructure tax credit, higher depreciation rates for depreciable assets which cannot be used in the infrastructure tax credit pool, and a favorable depletion allowance.

In order to maintain the Cerro Petaquilla Concession in good standing, MPSA must pay to the Government of Panama an annual rental fee of $1.00 per hectare during the first five years of the concession, $2.50 per hectare in the ninth to the tenth years of the concession and $3.50 per hectare thereafter. Initially the annual rental was approximately $13,600 payable by MPSA and funded pro rata by its shareholders. The current annual rental is approximately $34,000. The concession was granted for a 20 year term with up to two 20 year extensions permitted, subject to the requirement to begin mine development and to make a minimum investment of $400 million in the development of the Cerro Petaquilla Concession.

Under the Ley Petaquilla, MPSA was required to begin mine development by August 2001. However, MPSA was able to defer commencing development operations by one month for every month that the price of copper remained below $1.155 per pound for up to a further five years (i.e. until August 2006 at the latest). In September 2005, the multi-phase Petaquilla Mine Development Plan (the “Plan”) submitted to the Government of Panama by PTQ and MPSA was approved by Ministerial Resolution. The Molejon gold mineral deposit forms part of the Cerro Petaquilla Concession and the first phase of the Plan focus on the advancement of the Molejon gold deposit by PTQ as commenced in 2006. Subsequent phases of the Plan are the responsibility of MPSA.

The Ley Petaquilla also requires MPSA to (i) deliver an environmental report to the General Directorate of Mineral Resources of the Ministry of Commerce and Industries (“MICI”) for evaluation; (ii) submit, prior to extraction, an environmental feasibility study specific to the project area in which the respective extraction will take place; (iii) submit annually a work plan comprising the projections and approximate costs for the respective year to the MICI; (iv) post letters of credit in support of required compliance and environmental protection guarantees; (v) annually pay surface canons; (vi) annually pay royalties for extracted minerals; (vii) annually present to the MICI detailed reports covering operations and employment and training; (viii) create and participate in the administration of a scholarship fund to finance studies and training courses or professional training for the inhabitants of the communities neighboring the Cerro Petaquilla Concession in the provinces of Cocle and Colon; and (ix) maintain all mining and infrastructure works and services of the project, always complying with the standards and regulations of general application in force that pertain to occupational safety, health and construction.

For reference, a copy of Law No. 9, as passed by the Legislative Assembly of Panama on February 26, 1997, was provided with PTQ’s Form 20F for the fiscal year ended May 31, 2009, as Exhibit 4.V.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

PTQ’s operations are subject to environmental and other regulation.

The Company’s current or future operations, including development activities and commencement of production on the Company’s properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, community services and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Other than the Molejon gold mine, there can be no assurance that approvals and permits required to commence production on the Company’s various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that PTQ will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

The Company’s potential mining and processing operations and exploration activities in Panama are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, community services and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that PTQ obtain permits from various governmental agencies. The Company believes that it is in substantial compliance with all material laws and regulations that currently apply to corporate activities. There can be no assurance, however, that all permits which may be required for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project that the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or abandonment or delays in development of new mining properties.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

To the best of PTQ’s knowledge, the Company is currently operating in compliance with all applicable environmental regulations except as to matters under mitigation as requested by the government of Panama.

The Company’s directors may have conflicts of interest.

In the event that a conflict of interest arises at a meeting of the directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, PTQ will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of British Columbia, the Company’s directors are required to act honestly, in good faith and in the Company’s best interests. In determining whether or not PTQ will participate in a particular program and the interest therein to be acquired by it, the Company’s directors primarily consider the potential benefits to PTQ, the degree of risk to which the Company may be exposed and the Company’s financial position at that time. Other than as indicated, PTQ has no other procedures or mechanisms to prevent conflicts of interest.

Environmental protestors

Various independent environmental groups or individuals would like to prevent the operation of mining in Panama. The Company’s operations could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such groups or individuals. Although these protests or blockades could happen, the Company has in place a contingency plan to guarantee the continuity of its operations and activities at the Molejon mine.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures

Management is responsible for the design and maintenance of disclosure controls and procedures.

Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. Current disclosure controls include meetings with the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and members of the Board of Directors and Audit Committee through emails, telephone conferences and informal meetings to review public disclosure. All public disclosures are reviewed by certain members of senior management and of the Board of Directors and Audit Committee. The Board of Directors has delegated the duties to the Chief Executive Officer whom is primarily responsible for financial and disclosure controls.

Based on current securities legislation in Canada and the United States, the CEO and the CFO of the Company evaluated the design and effectiveness of the Company’s disclosure controls

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

and procedures as of May 31, 2012 and concluded that such disclosure controls and procedures were operating effectively at that date.

Internals control over financial reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reporting in an accurate and timely manner in accordance with IFRS.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reporting information through its review of the interim and annual financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

The CEO and the CFO evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee Sponsoring Organizations of the Treadway Commission (“COSO”) as at May 31, 2012. Based on this evaluation, as at May 31, 2012, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

Changes in internal controls over financial reporting

The Company continues to review and assess its internal controls over financial reporting. There were no significant changes made to internal controls over financial reporting during the year ended May 31, 2012.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, PTQ is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BCSC”). PTQ is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resources and mineral reserve estimates. Further, PTQ describes mineral resources associated with its properties utilizing terminology such as “inferred” or “indicated” which are terms recognized by Canadian regulators but not recognized by the United States Securities and Exchange Commission (“SEC”).

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Cautionary Note to US Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. PTQ may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but not recognized by the SEC.

This report may use the term “inferred resources”. US readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

ADDITIONAL INFORMATION

Additional information relating to PTQ, including news releases, financial statements and prior year MD & A filings, is available on SEDAR at www.sedar.com.